Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To The Board of Directors
Triton Distribution Systems, Inc.

We consent to the incorporation of our report dated June 28, 2006, except for paragraphs 1 and 2 of note 9, as to which the date is July 12, 2006 with respect to the balance sheet as of March 31, 2006 and the related statements of operations, stockholders’ deficit, and cash flows for the period from inception (January 10, 2006) to March 31 ,2006 of Triton Distribution Systems, Inc., included in the Form 8-K filing of Petramerica Oil, Inc. for the completion of the Exchange Agreement completed between Triton Distribution Systems, Inc. and Petramerica Oil, Inc.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California
July 12, 2006